Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Fourth Quarter 2009 Earnings
New York, February 2, 2010 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the fourth quarter and twelve months ending December 31, 2009.
For the fourth quarter of 2009, net revenue was US$400.2 million, an increase of approximately 60% from US$253.5 million for the comparable period ending December 31, 2008. The increase in net revenue was as a result of the opening of City of Dreams in June 2009.
Adjusted EBITDA (1) was US$2.7 million for the fourth quarter of 2009, as compared with US$22.4 million in the fourth quarter of 2008. The year-over-year decrease in EBITDA in the fourth quarter of 2009 was primarily attributable to low table hold in the Company’s rolling chip operations and a temporary slowdown in rolling chip volume at Altira Macau.
The company-wide mass market table games hold percentage (non rolling chip) in the fourth quarter of 2009 was 17.5%, which is in-line with our target hold percentage range of 16.0% to 18.0%.
The combined rolling chip table games hold percentage (calculated before discounts and commissions) across City of Dreams and Altira Macau in the fourth quarter of 2009 was 2.4%, below our expected rolling chip hold percentage range of 2.7% to 3.0%.
If we normalize fourth quarter EBITDA using 2.85%, the mid-point of the commonly expected rolling chip hold range, we would have reported Adjusted EBITDA of $56 million in the fourth quarter.

On a GAAP basis, the Company recorded a net loss for the fourth quarter of 2009 of US$89.7 million, or US$0.17 per ADS, compared to a loss of US$18.9 million, or US$0.04 per ADS, in the fourth quarter of 2008. The year-over-year increase in the net loss was due to increased depreciation and amortization expenses and lower capitalized interest following the opening of City of Dreams, as well as the aforementioned lower than expected rolling chip hold percentage in the fourth quarter of 2009.
Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment commented, “In the fourth quarter, we successfully transitioned Altira Macau into a more traditional business model where we engage gaming promoters direct and not through an aggregator. This structural shift was precipitated by the introduction of the commission cap legislation in Macau on December 1, and although this legislation is a clear positive for us and the Macau gaming market, it also resulted in a temporary disruption in rolling chip volumes at Altira Macau during the reporting quarter.
“I am pleased to report that gaming volume has bounced back in January at Altira Macau to approximately 30 billion MOP for the month which, combined with reduced junket commission rates, is driving much improved profitability at Altira Macau. Additionally, our efforts to accelerate growth in our mass market business at City of Dreams have gained traction over the past two months. Bolstered by a moderate benefit from high rolling chip hold percentage in the past four weeks, our market share in gross gaming revenue terms has improved and our total EBITDA in January 2010 is estimated to be in excess of US$40 million.
“I am encouraged by our initial results so far this year, and I am confident that 2010 will be a strong year for us.”

City of Dreams 4Q Results
For the quarter ending December 31, 2009, net revenue at City of Dreams was US$237.6 million and Adjusted EBITDA was US$22.2 million.
Normalized to 2.85%, fourth quarter EBITDA would have been US$44.7 million.
Rolling chip volume totaled US$9.3 billion for the fourth quarter of 2009 and mass market table games drop (non rolling chip) totaled US$423.3 million. Slot handle was US$372.8 million.
On a sequential basis from the third quarter of 2009, rolling chip volume increased 3%, mass market table drop increased 9%, and slot handle increased 31% in the fourth quarter of 2009.
Total non-gaming revenue at City of Dreams in the fourth quarter of 2009 was US$22.8 million. Occupancy per available room in the fourth quarter of 2009 was 79% and the average daily rate (ADR) was US$152 per occupied room.
Altira Macau 4Q Results
For the quarter ending December 31, 2009, net revenue at Altira Macau was US$132.7 million versus US$225.8 million in the quarter ending December 31, 2008. Altira Macau generated an Adjusted EBITDA loss of US$14.0 million in the fourth quarter of 2009 compared with an Adjusted EBITDA gain of US$25.7 million in the fourth quarter of 2008.
Normalized to 2.85%, fourth quarter EBITDA would have been US$16.4 million.
Rolling chip volume totaled US$8.9 billion for the fourth quarter of 2009, down from US$10.3 billion in the fourth quarter of 2008. In the mass market table games segment, drop (non rolling chip) totaled US$67.0 million in the fourth quarter of 2009, down from US$73.0 million generated in the comparable period in 2008.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2009 was US$7.7 million, down from US$9.0 million in the fourth quarter of 2008. Occupancy per available room in the fourth quarter of 2009 was 94% and the ADR was US$196 per occupied room. This compares with occupancy and ADR of 92% and US$238, respectively, in the fourth quarter of 2008.
Mocha Clubs 4Q Results
Net revenue from Mocha Clubs totaled US$25.0 million in the fourth quarter of 2009, up from US$22.4 million in the fourth quarter of 2008.
Mocha Clubs generated US$6.2 million of Adjusted EBITDA in the fourth quarter of 2009, which compares with US$6.7 million in the fourth quarter of 2008.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,560 in the fourth quarter of 2009, an increase from an average of approximately 1,090 in the fourth quarter of 2008. The net win per gaming machine per day was US$174 in this period, as compared with US$223 in the same period in 2008.
Other Factors Affecting Earnings
Total non-operating expenses for the fourth quarter of 2009 were US$16.7 million, which included US$15.4 million in net interest expense and other finance costs of US$2.6 million. Capitalized interest during the fourth quarter of 2009 totaled US$5.5 million.
Depreciation and amortization costs of US$71.2 million were booked in the fourth quarter of 2009, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.8 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure
Cash and cash equivalents as of December 31, 2009 totaled US$448.7 million, including US$236.1 million of restricted cash. Total senior secured debt at the end of the fourth quarter of 2009 was US$1.68 billion. Total debt to shareholders’ equity as of December 31, 2009 was 67%.
Capital expenditures for the fourth quarter of 2009 were US$42.1 million, primarily attributable to City of Dreams.
The target purchase completion date for the acquisition of the Macau Peninsula Site passed in the third quarter of 2009 and the acquisition agreement was terminated by the relevant parties in December 2009. The Company has been refunded its deposit in full.
Full Year Results
For the full year ending December 31, 2009, the Company reported net revenue of US$1.33 billion versus US$1.42 billion in the full year ending December 31, 2008. The year-over-year decrease in net revenue was driven primarily by lower rolling chip volume and lower rolling chip hold percentage as compared to 2008.
The Company reported a net loss of US$308.5 million for the twelve months of 2009, compared to a net loss of US$2.5 million for the twelve months of 2008. The net loss per ADS for the twelve month period ending December 31, 2009 was US$0.63 compared to a net loss per ADS of US$0.01 for the same period in 2008.
Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its fourth quarter 2009 financial results on Tuesday, February 2, 2010 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 543 6403
US Toll / International	1 617 213 8896
HK Toll	852 3002 1672
HK Toll Free	800 96 3844
UK Toll Free	00 800 280 02002
Australia Toll Free	1 800 002 971

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 888 286 8010
US Toll / International	1 617 801 6888

Passcode	32062386
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measure
(1)
“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, stock-based compensation costs, and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, the Company’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

(2)
“Adjusted net (loss) income’ is net (loss) income before pre-opening costs, property charges and other. Adjusted net (loss) income and adjusted net (loss) income per American Depositary Share (“ADS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and earnings per share computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net (loss) income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net (loss) income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		For The Years Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)(3)	(Unaudited)	(Unaudited)(3)
OPERATING REVENUES
Casino	$388,977	$251,408	$1,304,634	$1,405,932
Rooms	16,358	4,343	41,215	17,084
Food and beverage	10,946	3,320	28,180	16,107
Entertainment, retail and others	3,653	1,309	11,877	5,396

Gross revenues	419,934	260,380	1,385,906	1,444,519
Less: promotional allowances	(19,717)	(6,885)	(53,033)	(28,385)

Net revenues	400,217	253,495	1,332,873	1,416,134

OPERATING COSTS AND EXPENSES
Casino	(350,231)	(200,929)	(1,130,302)	(1,159,930)
Rooms	(2,103)	(96)	(6,357)	(1,342)
Food and beverage	(4,564)	(2,858)	(16,853)	(12,745)
Entertainment, retail and others	(582)	(334)	(4,004)	(1,240)
General and administrative	(42,406)	(28,704)	(130,986)	(90,707)
Pre-opening costs	242	(9,391)	(91,882)	(21,821)
Amortization of gaming subconcession	(14,309)	(14,309)	(57,237)	(57,237)
Amortization of land use rights	(4,767)	(4,502)	(18,395)	(18,269)
Depreciation and amortization	(52,139)	(9,171)	(141,864)	(51,379)
Property charges and others	(2,894)	—	(7,040)	(290)

Total operating costs and expenses	(473,753)	(270,294)	(1,604,920)	(1,414,960)

OPERATING (LOSS) INCOME	(73,536)	(16,799)	(272,047)	1,174

NON-OPERATING EXPENSES
Interest (expenses) income, net	(15,366)	1,947	(31,326)	8,215
Other finance costs	(2,568)	(5,445)	(8,227)	(15,730)
Foreign exchange gain, net	605	934	491	1,436
Other income, net	658	24	2,516	972

Total non-operating expenses	(16,671)	(2,540)	(36,546)	(5,107)

LOSS BEFORE INCOME TAX	(90,207)	(19,339)	(308,593)	(3,933)
INCOME TAX CREDIT	518	454	132	1,470

NET LOSS	$(89,689)	$(18,885)	$(308,461)	$(2,463)

LOSS PER SHARE:
Basic and diluted	$(0.056)	$(0.014)	$(0.210)	$(0.002)

LOSS PER ADS:
Basic and diluted	$(0.169)	$(0.043)	$(0.631)	$(0.006)

WEIGHTED AVERAGE SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and diluted	1,593,360,060	1,320,970,882	1,465,974,019	1,320,946,941

(3)	The unaudited condensed consolidated financial statements for 2008 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to current period presentation.

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	December 31,	December 31,
	2009	2008
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$212,598	$815,144
Restricted cash	236,119	67,977
Accounts receivable, net	299,700	72,755
Amounts due from affiliated companies	1	650
Inventories	6,534	2,170
Prepaid expenses and other current assets	19,768	17,556

Total current assets	774,720	976,252

PROPERTY AND EQUIPMENT, NET	2,786,646	2,107,722
GAMING SUBCONCESSION, NET	713,978	771,216
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT AND DEPOSITS	52,366	60,894
DEFERRED TAX ASSETS	—	28
DEFERRED FINANCING COST	38,948	49,336
DEPOSIT FOR ACQUISITION OF LAND INTEREST	—	12,853
LAND USE RIGHTS, NET	447,576	433,853

TOTAL	$4,900,369	$4,498,289

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,719	$2,494
Accrued expenses and other current liabilities	497,767	442,671
Income tax payable	768	1,954
Current portion of long-term debt	44,504	—
Amounts due to affiliated companies	7,384	1,985
Amounts due to shareholders	25	1,032

Total current liabilities	559,167	450,136

LONG-TERM DEBT	1,638,703	1,412,516
OTHER LONG-TERM LIABILITIES	20,619	38,304
DEFERRED TAX LIABILITIES	17,757	19,191
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	39,432	53,891

SHAREHOLDERS’ EQUITY
Ordinary shares	15,956	13,216
Treasury shares	(5)	(4)
Additional paid-in capital	3,088,768	2,689,257
Accumulated other comprehensive losses	(29,034)	(35,685)
Accumulated losses	(566,641)	(258,180)

Total shareholders’ equity	2,509,044	2,408,604

TOTAL	$4,900,369	$4,498,289

Melco Crown Entertainment Limited
Reconciliation of Net Loss to Adjusted Net (Loss) Income
(In Thousands of U.S. dollars)

	Three Months Ended		For The Years Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Loss	$(89,689)	$(18,885)	$(308,461)	$(2,463)
Pre-opening Costs	(242)	9,391	91,882	21,821
Property Charges and Others	2,894	—	7,040	290

Adjusted Net (Loss) Income	$(87,037)	$(9,494)	$(209,539)	$19,648

ADJUSTED NET (LOSS) INCOME PER ADS:
Basic	$(0.164)	$(0.022)	$(0.429)	$0.045

Diluted	$(0.164)	$(0.022)	$(0.429)	$0.045

Melco Crown Entertainment Limited
Reconciliation of Operating (Loss) Income to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended December 31, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(27,325)	$1,982	$(19,058)	$(29,135)	$(73,536)

Pre-opening Costs	—	—	(287)	45	(242)
Depreciation and Amortization	10,413	4,212	41,197	15,393	71,215
Stock-based Compensation	53	47	349	1,889	2,338
Property Charges and Others	2,890	—	—	4	2,894

Adjusted EBITDA	$(13,969)	$6,241	$22,201	$(11,804)	$2,669

	Three Months Ended December 31, 2008
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$14,708	$4,456	$(9,064)	$(26,899)	$(16,799)

Pre-opening Costs	—	—	9,390	1	9,391
Depreciation and Amortization	10,998	2,245	(205)	14,944	27,982
Stock-based Compensation	(7)	17	254	1,604	1,868
Property Charges and Others	—	—	—	—	—

Adjusted EBITDA	$25,699	$6,718	$375	$(10,350)	$22,442

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Three Months Ended
	December 31,
	2009	2008
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$2,669	$22,442
Pre-opening Costs	242	(9,391)
Depreciation and Amortization	(71,215)	(27,982)
Stock-based Compensation	(2,338)	(1,868)
Property Charges and Others	(2,894)	—
Interest and Other Non-Operating Expenses, Net	(16,671)	(2,540)
Income Tax Credit	518	454

Net Loss	$(89,689)	$(18,885)

Melco Crown Entertainment Limited
Reconciliation of Operating (Loss) Income to Adjusted EBITDA
(In Thousands of U.S. dollars)

	For The Year Ended December 31, 2009
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(33,064)	$8,610	$(133,320)	$(114,273)	$(272,047)
Pre-opening Costs	—	—	90,122	1,760	91,882
Depreciation and Amortization	41,981	16,490	97,708	61,317	217,496
Stock-based Compensation	616	316	2,156	8,297	11,385
Property Charges and Others	4,169	—	—	2,871	7,040

Adjusted EBITDA	$13,702	$25,416	$56,666	$(40,028)	$55,756

	For The Year Ended December 31, 2008
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$118,367	$12,981	$(33,075)	$(97,099)	$1,174
Pre-opening Costs	—	—	21,819	2	21,821
Depreciation and Amortization	44,304	12,698	10,712	59,171	126,885
Stock-based Compensation	298	126	521	5,910	6,855
Property Charges and Others	(482)	—	—	772	290

Adjusted EBITDA	$162,487	$25,805	$(23)	$(31,244)	$157,025

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Loss
(In Thousands of U.S. dollars)

	For The Years Ended
	December 31,
	2009	2008
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$55,756	$157,025
Pre-opening Costs	(91,882)	(21,821)
Depreciation and Amortization	(217,496)	(126,885)
Stock-based Compensation	(11,385)	(6,855)
Property Charges and Others	(7,040)	(290)
Interest and Other Non-Operating Expense, Net	(36,546)	(5,107)
Income Tax Credit	132	1,470

Net Loss	$(308,461)	$(2,463)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three Months Ended		For the Years Ended
	December 31,		December 31,
	2009	2008	2009	2008
Room Statistics:
Altira Macau
Average daily rate (4)	$196	$238	$219	$236
Occupancy per available room	94%	92%	92%	94%
Revenue per available room (5)	$184	$218	$201	$222

City of Dreams
Average daily rate (4)	$152	$—	$159	$—
Occupancy per available room	79%	0%	84%	0%
Revenue per available room (5)	$120	$—	$133	$—

Other Information:
Altira Macau
Average number of table games	235	250	248	250
Average number of gaming machines	—	112	—	178
Table games win per unit per day (6)	$9,970	$13,412	$11,052	$20,009
Gaming machines win per unit per day (7)	$—	$173	$—	$205

City of Dreams
Average number of table games	445	—	463	—
Average number of gaming machines	1,255	—	1,280	—
Table games win per unit per day (6)	$7,276	$—	$6,935	$—
Gaming machines win per unit per day (7)	$174	$—	$137	$—

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available

(6)	Table games win per unit per day is shown before discounts and commissions

(7)	Gaming machines win per unit per day is shown before deducting cost for slot points